EUDA HEALTH HOLDINGS LIMITED

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

September 19, 2023

VIA EDGAR

Mr. Colon Danberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EUDA Health Holdings Limited (the “Company”)
Registration Statement on Form F-1
(File No. 333-268994) (the “Registration Statement”)

Dear Mr. Danberg,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 21, 2023, or soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to the delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

{Signature page to follow}

Very truly yours,

EUDA Health Holdings Limited

By:	/s/ Kelvin Chen
Name:	Kelvin Chen
Title:	Chief Executive Officer

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